SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

FTD Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30281V108

(CUSIP Number)

Bradford Nelson

Travertine Creek, Inc.

109 E. 17th Street, Suite 4392

Cheyenne, Wyoming 82001

(239) 970-4085

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Travertine Creek, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,401,003
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,401,003
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,401,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14	TYPE OF REPORTING PERSON CO

Schedule 13D

Item 1. SECURITY AND ISSUER.

This statement relates to the common stock, $0.0001 par value per share (“Common Stock”), of FTD Companies, Inc., a corporation organized under the laws of the State of Delaware, with its principal executive offices at 3113 Woodcreek Drive, Downers Grove, Illinois 60515.

Item 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Travertine Creek, Inc. (the “Reporting Person” or “Travertine”).

(b) 109 E. 17th Street, Suite 4392, Cheyenne, Wyoming 82001.

(c) Not applicable.

(d) – (f)

Annex A attached hereto contains the following information concerning each director, executive officer and controlling person of Travertine (a) the name and residence or business address; (b) the principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. All executive officers, directors and controlling persons listed are United States citizens, unless otherwise noted on Annex A.

Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of its executive officers, directors or controlling persons named on Annex A, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person paid $1 from working capital to acquire the Common Stock.

Item 4. PURPOSE OF TRANSACTION.

The Reporting Person has purchased Common Stock for investment purposes.

The Reporting Person may make additional purchases of Common Stock or other securities of the Issuer, either in the open market or in private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock or other securities, other opportunities available to it, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Person may decide to sell all or part of its investment in the Issuer’s Common Stock.

Except as set forth above, the Reporting Person does not have and, to the knowledge of the Reporting Person, none of its directors, executive officers or controlling persons named on Annex A, have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right, subject to applicable law, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) above, or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Travertine Creek, Inc. holds 3,401,003 of the Issuer’s Common Stock. Based on the number of shares reported as outstanding in the Issuer’s 10-K, filed with the Securities Exchange Commission on March 18, 2019, this represents 12% of the outstanding Common Stock of the Issuer.

(b) Number of shares as to which Travertine Creek, Inc. has:

(i)	sole power to vote or to direct the vote: 3,401,003 shares

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 3,401,003 shares

(iv)	shared power to vote or to direct the vote: None

(c) Other than as disclosed in this Schedule, no transactions were effected by the Reporting Person with respect to the Common Stock during the past 60 days. To the knowledge of the Reporting Person, none of its executive officers, directors or controlling persons named on Annex A has effected any transactions on the Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Person.

(e) Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 30, 2019, Travertine Creek, Inc. and Liberty Interactive LLC (“Liberty”) entered into a Stock Purchase Agreement, pursuant to which, on May 31, 2019, Travertine acquired 3,401,003 shares of Common Stock from Liberty for an aggregate purchase price of $1.00. The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is incorporated herein by reference and is filed as an exhibit to this Schedule 13D.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and Travertine Creek, Inc. (incorporated by reference to Exhibit 99.7(f) to Qurate Retail, Inc.’s Schedule 13D/A (Amendment No. 3), filed with the Securities and Exchange Commission on June 3, 2019 (File No. 005-87802))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2019

By:	/s/ Bradford Nelson
Bradford Nelson, President

INDEX TO EXHIBITS

7(a)

Stock Purchase Agreement, dated May 30, 2019, by and between Liberty Interactive LLC and Travertine Creek, Inc. (incorporated by reference to Exhibit 99.7(f) to Qurate Retail, Inc.’s Schedule 13D/A (Amendment No. 3), filed with the Securities and Exchange Commission on June 3, 2019 (File No. 005-87802)).

ANNEX A

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF TRAVERTINE CREEK, INC.

The name and present principal occupation of each director, executive officer and controlling shareholder of Travertine Creek, Inc. are set forth below. The business address for each person listed below is c/o Travertine Creek, Inc., 109 E. 17th Street, Suite 4392, Cheyenne, Wyoming 82001. To the knowledge of Travertine Creek, Inc., all executive officers, directors and controlling shareholders listed on this Annex A are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation
Bradford Nelson	Director and President of Travertine Creek, Inc.
Farhad Fred Ebrahimi	Controlling shareholder of Travertine Creek, Inc.